EXHIBIT 19.1

ENCISION INC.

FINANCIAL POLICY & PROCEDURE MANUAL

INSIDER TRADING POLICY		POLICY NUMBER: 002

DATE: 2014		REVISION NUMBER: 5

PREPARED BY:	Mala M Ray	APPROVED BY:	Greg Trudel
	Controller		President

I.	PURPOSE: To specify standards of conduct applicable to employees, officers and directors and consultants and contractors of Encision Inc. (the “Company”) with respect to company securities transactions.

II.	DEFINITIONS:

(a).Insider: Any person who possesses Material Nonpublic Information regarding the Company for so long as the information is not publicly known. All officers, Board of Directors members, employees, consultants, and contractors of the Company and its subsidiaries as well as members of immediate families and members of the households of such individuals are regarded as Insiders. Any individual possessing what could be construed to be Material Nonpublic Information should consult the Chief Financial Officer before engaging in any securities transactions, or in any way discussing the information with non-Encision personnel.

(b).Nonpublic Information: Information that has not been disclosed to the general public and is otherwise not available to the general public.

(c).Material Nonpublic Information: Information, positive and negative, for which there is a reasonable likelihood to expect an investor would consider important in making an investment decision regarding the purchase or sale of the Company’s securities, including but not limited to:

•	Financial results, including revenues and costs
•	News of a pending or proposed merger or joint venture
•	Impending bankruptcy or financial liquidity problems
•	New product announcements of a significant nature
•	Significant acquisitions
•	Significant litigation exposure due to actual or threatened litigation
•	Major changes in senior management.

(d) .Trading Window: The period of time for when trades are permitted for Insiders. Generally, commences on the second Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continues until the beginning of the first of the last five Trading Days of the end of the next fiscal quarter.

(e).Trading Day: A day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ) are open for trading.

III.	REFERENCES: None

IV.	POLICY:

(a)	All nonpublic information is the property of the Company which Insiders are expected to keep confidential.

(b)	No Insider shall communicate or disclose (“tip”), in any manner, material, nonpublic information acquired in the workplace to any other person (including family members) where such information may be used for profit by trading the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

(c)	No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company and ending at the close of business on the first Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

(d)	Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. Officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option, is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16.

(e)	No officer or director may ever make a short sale of the Company’s stock.

V.	OTHER GUIDELINES:

(a)	Trading Window. A Trading Window has been established for securities transactions. It should be noted, however, that even during the Trading Window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transaction in the Company’s securities until such information has been known publicly for at least one Trading Day, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

(b)	Preclearance of Trades. The Company has determined that all officers and directors of the Company must refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s preclearance process. Each officer and director should contact the Company’s Chief Financial Officer prior to commencing any trade in the Company’s securities. The Company may find it necessary, from time to time, to require compliance with the preclearance process from certain employees and consultants other than and in addition to officers and directors.

(c)	Modifications. The Company reserves the right to adjust the trading window. From time to time, the Company may also recommend that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. During such period, it is also expected that Insiders will not disclose to others the fact of such suspension of trading.

(d)	Individual Responsibility. Every officer, director, employee, consultant and contractor has the individual responsibility to comply with this Policy regarding insider trading. From time to time, an Insider may have to forego a transaction in the Company’s securities despite plans to make the transaction before learning of the Material Nonpublic Information and a potential economic loss or sacrificed anticipated profit by waiting.

(e)	Stock Options. The Company considers that the exercise of stock options under the Company’s stock option plans (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the stock option plan.

(f)	Inside Information Regarding Other Companies. - This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with or other services performed on behalf of, the Company. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company

VI.	POTENTIAL CRIMINAL AND CIVIL LIABILITY AND/OR DISCIPLINARY ACTION:

The Securities and Exchange Commission (the “SEC”) has imposed civil and criminal penalties for trading on inside information. Furthermore, the Company reserves the right to impose disciplinary action, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.